Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Goldman Sachs Technet Conference—Fireside chat with Anthony Tan

25 May 2021

Topic: Winning Consumers Through Leading Superapp

Hosted by: Piyush Mubayi, Head of Asia Internet, Telecom and Media Research, Goldman Sachs

PIYUSH MUBAYI: Good afternoon everyone. Thank you for rejoining us at Technet 2021. We are starting to have with us Anthony Tan, the CEO and Co-founder of Grab. This session is mostly going to be interactive between the two of us and questions that I’ve put together, so, I would very be grateful if you could spend some time elaboration on some of these questions where possible. Let me start the ball rolling by asking you about the origins of Grab. What inspired you to create this company?

ANTHONY TAN: Sure, again, Piyush thank you so much for having me and thank you to GS for having me. I’m very grateful. So Grab was really born out of a desire to create a truly unique, Southeast Asian enterprise with a double bottom line — one that delivers shareholder returns AND social impact at the same time. If we just rewind, say 10 years ago when my Co-Founder Hooi Ling and I met at business school. We were inspired by this case study for-profit social enterprise called Lapdesk, which not only proposed a solution to the shortage of desks in classrooms of the most impoverished nations, but could also operate as a profitable business as well. This idea that we could deliver social impact and do it in a sustainable manner was so compelling to us; it spoke to our hearts and we were just convinced we could do the same in Southeast Asia.

And the region is really home for us, we grew up here, we were educated here. We lived across multiple countries across this region, and what we saw was that transport safety was a real problem across the region. So just to give you an example, My co-founder Ling, when she was a consultant working in Malaysia, she’d had the first-hand experience where she’d take taxis home, and let’s say she’d finish work at 11pm, and she would have to pretend to be on the phone with her mom, just to deter drivers from doing anything funny. And this was not just Ling, but many other women across the region. So we started Grab to create just a much safer way for people to travel and commute within the region. As we started signing up driver-partners, personally I signed up many myself, one by one. We saw that the Grab app, as a new tool, was one that also helped them. It was never about giving them fish. It was about finding better fish. Giving them tools to fish better. We saw that we helped thousands of drivers download the app, set up their bank accounts. Even purchase and finance their smartphones. And through this our driver partners were experiencing the benefits of the digital economy.

We’ve grown from a single-country taxi only hailing app to becoming Southeast Asia’s leading superapp, and we’ve delivered a full range of mobility options, delivery, financial services and now much more to millions of people across 8 countries. Our Investors often describe us as the best of Uber, DoorDash and Ant Financial combined. We are humbled by that. We are totally 100 percent committed to a double bottom-line—to deliver social impact and shareholder returns in a sustainable manner. And we recognize that at our scale today, Grab can be THE platform in the region to empower millions and millions of micro-entrepreneurs to improve their livelihoods.

PIYUSH: Can you take us through your mission statement and how that has evolved over the last 8 or 9 years?

ANTHONY: Our mission to drive Southeast Asia continues, and how do we do it? We will drive Southeast Asia forward by empowering and creating economic empowerment for everyone. This hasn’t changed over the last 9 years and we’re just doing it at a much larger scale now. When you look at the business today — we operate in more than 400 cities in 8 countries, and we’re number 1 in ride-hailing, food delivery and digital payments solutions across the region. Our mission that centers us is supported by our 4H principles and that is what you see in this background. Heart, Hunger, Honor, and Humility. These are the qualities we care most about as Grabbers. They guide our decision-making. They guide us and give us a sense of what’s important, what’s right, and how to outserve Southeast Asia.

PIYUSH: You Grabbed additional headlines in 2021 with a very successful PIPE round this year. Take us through your thought process there. Why IPO now and why a SPAC?

ANTHONY: To be honest, we’ve been preparing for this for over a year now. What we’ve realized is that we’re in a very blessed position to be in, a great position right now to go public. Despite COVID we’ve come out of 2020 stronger than ever. We credit this to the diversity of our business and the regional footprint, which gives us even more resilience. And I’ll talk more about the diversity and the regional footprint. We’ve also grown rapidly and consistently, and the key here is, while keeping our focus to ensure long-term sustainability. That is key. In just 3 years, we’ve grown to become the category leader in online food delivery across major markets in the region. And we did this while achieving segment EBITDA positive in 5 out of 6 markets. In mobility, we have achieved positive segment EBITDA in Mobility across all the major markets since 4Q 2019, while maintaining being the consumer number one choice. Going public now just gives us the tremendous wind in our sails to accelerate our mission. To empower everyday entrepreneurs and to bring financial inclusion to the millions of unbanked and underbanked in our region. At the same time, we will do this as we build a sustainable business for the long term.

Just going back, as we talked about the options that were, we could go traditional IPO, we could go via direct listing, and we thought that this was very clear, that we were going to be partnering with Altimeter Capital, which would be the best way for us to go public and they have proven to be a terrific partner. I’ll just give some quick thoughts about Altimeter. One, for any entrepreneur who hears this, they have a long-term view of Grab and that showcased in their capital commitment. They made a very significant. investment in our PIPE and even agreed to a 3-year lock-up of their sponsor promote shares. Two, they share very similar values. They believe in our mission and want to help us have a broader impact in the world together. And we created a $280M GrabforGood endowment fund, and this is obviously very sizeable in this region, with Altimeter donating 10% of their sponsor promote shares to it. And finally, we want operators. And they know what it takes, as a fellow operator, Brad having a long-term experience in building businesses, and taking companies public. And they have been where we are. We value that. All of that combined, that created and allowed us to create an incredible, and we are blessed to say, one of the best day one cap tables with quality long-term investors.

PIYUSH: Thank you for that explanation. As you look around the region, what are the biggest challenges you are facing today? Also look at that retrospectively, how does the region change with regards to these challenges and the evolution of the region? And where exactly do you fit today and how is that positioning a couple of years ago? And if you could look at it from a forward-looking basis, how would that change?

ANTHONY: That’s a great question. Let’s talk about our favorite topic—COVID. The reality is that we are very blessed in this room. But not so many are and it has actually widened inequality. In fact, the World Bank estimates that 40 million people will either remain in or fall back into poverty this year. The most vulnerable, like informal workers and small businesses are hardest hit. We are doing everything we can to help small businesses come online. It’s a huge job, because they need to be not only digitalized, but small and traditional businesses need to be digitalized and trained. It’s not just about getting them registered to an app, then expecting magic to happen. We’ve had to train them and help them with the tools that they can leverage to bring more customers and grow their sales, and also provide the financial services support that they previously didn’t have access to, like short-term loans. Just examples. In the longer term, I really believe that we have to create more economic opportunities for everyone in the region, we’re focused on building this virtual core infrastructure. And what I mean is that this core infrastructure of Southeast Asia. Where has it been broken, and where we can double down.

Number one, solve for last-mile distribution. We’ll continue to be laser focused on creating the largest and most efficient on-demand delivery network for any service and product our consumers like yourself may need. Whether it is in tier 1, tier 2 or 3 cities. We believe the future of e-commerce is in same-day, instant delivery. And this is perfect for our network.

Number two, revolutionizing financial services so that it becomes more affordable and accessible. To give you some numbers in the region, 6 in 10 people in the region are either underserved or underbanked. And many MSMEs still have trouble in today’s day and age accessing working capital. We will unbox financial services, and how do we do that? By fractionalizing it and making it affordable. Today in Singapore for example, our driver-partners could opt to pay as low as 10 cents to get up to $200,000 in critical illness insurance coverage.

PIYUSH: Could you give us some other examples of how your fintech business has moved into for example, Indonesia, or Malaysia and a few examples of the lending that you’ve done? To help us understand the depth, the breadth and the transformative impact that you’ve had?

ANTHONY: I’ll just give you some thoughts off the top of my mind. Just think about, now with our app you’re able to access something that most people can’t access. The funds that many of us are used to being able to access. But as for as low as $1 Singapore Dollar, the consumer can invest. And you want to fractionalize things. It’s fractionalized and embedded. For example, if you take a ride today on Grab, or if you buy via GrabFood, you can immediately choose a $5 option, a $1 option, a $10 option, where it’s part of your flow as a consumer. After you buy your food it auto debits into your investment wallet.

PIYUSH: As I look forward, one of the things you’ve done remarkably well is creation of the superapp. Could you take us through how you were able to execute on that, how that has led to the differentiating proposition across the region, and what went into the creation of that superapp?

ANTHONY: Whether you’re in Indonesia, Singapore, Thailand or Vietnam, Grab is the app to serve you and your everyday needs, and millions of people use that today. From the time they wake up until they turn off the lights—millions think about Grab when they think about ordering breakfast, booking a ride to work, paying in stores, ordering groceries, and paying bills. And just as I shared, it’s embedded into the consumer flow. When they do any of these transactions, we turn each of them into an investment. All of this through one app.

Today, we’re number 1 across the region for our core verticals of ride-hailing, food delivery and digital payments. We credit this to the superapp flywheel. It is highly synergistic, because it delivers cost-efficiently and delivers this virtuous cycle of growth. We have seen this especially when we have the widest last-mile delivery network in the region, and that allows us to expand quickly into new services, because we tap the same army of drivers. As you think about having more relevant services, and we add these over time, the more reason consumers have to use Grab, and the more income opportunities we can create, whether it is for our merchant or driver partners. And every transaction on our platform is an opportunity to offer these customized embedded financial services—whether it’s payments, or investment or insurance. In addition, I’ve seen being hyperlocal across all 8 countries, whether you can use the same Grab app in Phuket, Hanoi. Whether it’s to get a tuk tuk in Cambodia or in Kuala Lumpur in Malaysia, we give a hyperlocal experience that is tailored to the city you’re in. That speaks to our strength and track record in executing across the markets.

PIYUSH: As you talked about the flywheel here, when I look at it from a consumer who is visiting your app’s point of view, how many times a day do you find the consumer is gravitating towards or is opening your app, and give us a feel for how that plays out through the course of the day, and how you think through the utilization for everything else you might want to do going forward.

ANTHONY: You can see the retention and the loyalty of a consumer really goes up. We’ve seen it, with 3 services, 79% of our consumers remain loyal. I’ll just talk more, not just from the consumer side, but also, how does the flywheel work even better? I’ll take it from the lens of our driver-partners: The superapp allows our driver partners to stay occupied throughout their entire work day. When you think about the time that consumers go to work, or what time they’re consuming their meals, when they’re expecting to receive parcels or e-commerce deliveries, they are spread out at different times throughout the day. Because of that, our driver-partners are able to toggle between different types of jobs, whether it’s mobility or delivery. And because of that, they have less idle time, greater productivity and ultimately greater earnings opportunities for them throughout the day, into their pocket. Not only does this benefit our driver-partners, it also gives us a real cost competitive advantage because we’re able to reduce incentives and subsidies, and our driver-partners are earning more of their income from the fares and delivery fees, without as many subsidies and incentives.

PIYUSH: You talked about initially solving for the last mile problem, and coming up with the solution where a lot of what you can do is done on a same day basis. You’ve solved the food issue, competing with Doordash, you’re taking care of ride hailing. When I look at the possibilities that it raises, using the infrastructure that you’ve built already, where else can you spread your wings?

ANTHONY: We’ve done a lot, but I keep telling my team that it’s not enough. There are still 650 million people that live in Southeast Asia. We’re far from reaching them, and that’s twice the size of the US, for those who are listening in from the States. It’s a young, extremely savvy, mobile first demographic, and has a growing appetite for digital services. The region is very much in the early days. It’s just the beginning. Penetration across verticals is low. I still see a lot of headroom for growth in the market. Today, Grab is the only regional superapp that allows for the multiple services—food, payments, investments, insurance, across multiple countries and multiple countries. And the fact that we’re category leaders across all our core verticals proves our ability to execute well across these segments and geographies. Most importantly, we have been focused to scale our business in a truly sustainable manner and we have proven that we have a great track record in both top line growth and profitability to show for it. Mobility is now EBITDA positive whilst in Food Delivery, while being #1, we’ve achieved positive segment EBITDA in 5 out of 6 core markets in just 3 years. Not to mention, we have significant opportunities ahead of us. You asked me what else we’re investing in. We really believe in these high-margin areas such as financial services and enterprise solutions. We’ve started, and we continue to double down on the path that Amazon took with AWS—taking technology that we built for our own needs and opening it up to other companies.

PIYUSH: That’s fantastic to hear Anthony. Tell us something about the trends you’re observing, be that in ride hailing, are you at that stage where people are ordering breakfast, lunch and dinner, and also getting their tea in the middle of the day? Is it at that level of penetration in certain cities, or is it still at very early stages, with all of these as endless possibilities thereafter?

ANTHONY: Ill first talk about financial services, and we can talk about the other services as well. As you think about the trends with financial services, what we’ve seen is that banks have traditionally focused on the 10-15% of the population at the top. To be fair to them, because the traditional infrastructure is provided at a very high cost to serve. As a result, cash has become the predominant mode of payment. We’ve seen a huge shift towards e-payments, giving an example, what we’ve seen is a huge shift of companies going online. In the past, if you remember, it was just the Pizza Huts and Dominos of the world. Today you can even order Chinese hotpot via the Grab app. Governments have also started to encourage e-payment platforms. And of course, COVID has only accelerated the need for hygienic ways to not handle cash. Grab is in a great place to leverage this opportunity. Before COVID hit, we had already built this suite of digital financial services, which includes a moat of key licenses that have very strict requirements across the region. And we believe that owning the payments wallet is absolutely critical, particularly for high-frequency transactions because that’s key to having people trust you more, and as they use your more they build trust and create habits. It also gives us access to the data that we need to provide other financial services, whether it’s lending, insurance and wealth management. And of course for consumers who don’t have these bank accounts, our e-wallet acts as it becomes the underlying transaction platform. Going on to think about beyond payments, our ecosystem also embeds the financial services into everyday consumer flows, whether you book a ride or order a Chinese hotpot on the grab app, and how we cross sell users. This helps solve two main problems—one is that the industry is very fragmented and there is high product complexity, especially financial services. I’ll give you an example. Take the Ride Cover product, that’s our 20 cents insurance. You jump in a car, it’s in your flow as you book a ride. It’s one click, and for about 20 cents you get personal accident insurance and if the pick up is delayed for more than 10 minutes then there’s a pay out. This allows consumers, like yourself, to enjoy the insurance coverage while we enhance the user experience with the auto payout mechanism. We can only do this because we own the wallet, because that’s the only way you could possibly impact the consumer journey.

Finally, I’ll talk about how we think about our data-driven consumer insights—that helps us understand what are the other pain points throughout the journey, as we continue to drive consumer and revenue growth. A good example of this is driver loans—we’ve seen how each driver makes money, how frequent, how often, where they live, how good service drivers they are, and we’re able to then profile them in a very accurate manner where a traditional bank couldn.t This obviously supports our ability to provide them much needed working capital loans. This helps both Grab and our drivers, to create a better and healthier ecosystem.

PIYUSH: Let me approach that from the point you’re making from two different angles . The first is on the e-payments side, how much of the offline market have you gotten into at this relatively early stage? And how big could that be as we look at the growth in the off-line space and your ability to penetrate it? Then looking at the driver data you’re accumulating, how are you running your algorithms to make sure that the consumer and the driver are getting the best out of the system that you’ve put in place?

ANTHONY: Think about it this way, for example if we know where and how often a consumer goes from a place, let’s say you like yoga and you go to vegetarian restaurants, our recommendation engine for food and mart will say, he’s vegetarian and we probably won’t provide steak as a big food recommendation item. Secondly, he’s now going to casinos and we build that into our credit scoring to say, this is somebody we can give more buy now pay later credit. So things like this, we can think about using the AI data that we’ve built to serve you better.

PIYUSH: And that’s from a consumer side, and by the way, that was pretty accurate, I don’t know how you figured out how you figured out my eating preferences! From a driver perspective, how do you make sure that the direction for example, the driver is going, is optimized so that he’s not going in the wrong direction as where he would like to end the day?

ANTHONY: Number one, direction meaning two things: one is, we’ve built our own navigation capabilities, talking about the driver side. We’re very blessed to have the ability to build our own inhouse mapping solutions and when you think about it, why do we do it? When you think about guiding our drivers. Traditional map providers don’t map the little alleyways that you’ll find across Jakarta or Manila. But we do. Because our two-wheel drivers are traveling through them every day. Think about our drivers as millions of nodes in real time on the ground. We’re using and leveraging this data to improve our user experience. This higher throughput, better ETA estimated time of arrival for consumers like yourselves, and a better experience for them. If they’re following it, they’re getting the best throughout by following our navigation. And no one else in Southeast Asia is doing this. By giving them more jobs because we built the underlying mapping technology. Number two is, because we’re tracking them, and when we see their performance of their jobs and the quality of their jobs, how they’re serving consumers, we were given a limited working capital loans even though we and ourselves and partnering with banks to do this, we want to make sure we are only going it to drivers who we believe will have a very good repayment rate. So one, if they’re following the nav, two, they’re very good to consumers, three, the repayment rates are good, they work hard, so all that comes into our credit decisioning model to deliver them whatever they may need in terms of loans.

PIYUSH: Through your markets that you’re operating, when you look at your financial services business, can you take us through the markets where you’re ahead of the curve, the products you have there, where those markets are less developed and the longer-term part are set by the markets that are more advanced, i.e. where Singapore is versus where Indonesia is. And how should we think about the range of the fintech services that you can offer in the next five or ten years?

ANTHONY: We provide a lot of services. So for example, from Grab Buy Now Pay Later in Singapore to health coverage, what we call community health coverage in Indonesia, it’s a semi-insurance product that encourages others to also contribute to and also has an ESG component where it helps the community. So there’s a whole gamut of services. The key is not what service, because we’ll customize it by city across the region. The key is about fractionalizing it, making it super affordable and super accessible and embedding it in the existing consumer flows to make it very easy to consume.

PIYUSH: You touch upon the different markets you’re operating in. One of the challenges we faced is in fintech in particular, but also in ride-hailing to a lesser degree, is regulations. And if you’re operating across so many different countries, surely there can’t be any easy aspect of running your business? Can you take us through how challenging regulation can be? Or are we overly worried about regulation based on the examples that we’ve tracked in the other parts of the world? : Can you describe the regulatory environment in which you operate? Are you experiencing similar challenges like some of your global peers?

ANTHONY: We’re really blessed to have a very supportive regulatory environment across the region, and this is by no chance by luck. I believe it is strong partnership and strong focus on building relationships early and we’ve done this throughout time. The second thing is, governments want to see, are you demonstrating positive impact? And we’ve done that across the region. And that’s how you build public love, you build across the brand and across the communities. And just some examples of how we partnered with governments, especially during this pandemic crisis.

In Indonesia for example, we were one of the first private sector companies that the government chose to support them in Phase 2 vaccination deployment. And we’ve helped set up many driver or drive-through whether you want to walk in, use your motorbike, or use your four-wheel car, vaccination services across multiple cities, and through this we’ve helped many thousands of driver-partners as well as other frontline workers, have much easier access to vaccinations. In fact we’re very blessed; we’ve seen great testimonials from many government leaders, from ministers to governors across Indonesia, thanking us for that.

In other countries like Malaysia, we’re the only private-sector digital wallet that the government has entrusted to directly distribute government relief funds for COVID. And these were direct to consumers through Grab. These initiatives are a testament to the strong partnership dynamic and relationships we’ve developed across the region.

PIYUSH: What about ride-hailing? Are there any local regulatory issues you have to deal with as you roll out? Or is it all done on a nationwide basis?

ANTHONY: No, every country is different, and you’re right it goes all the way to city levels. It is a truly local way of, not just the federal approval, but it’s a federal approval and on top of that, working with the local city governors or city mayors.

PIYUSH: Can I ask, if you could give examples of how there’s anything that’s been challenging and how you’ve overcome those in the past? With regards to regulation?

ANTHONY: Yea, our regulations, just even getting a license is not easy. How do you do it making sure it’s completely clean, completely proper and at the same time done very efficiently and done at a high velocity? That’s something many companies haven’t been able to crack. What we’ve done is we’ve realized that, a lot of times with governments, they don’t work in isolation. Banga Indonesia and OJK in Indonesia, they don’t work in isolation. It’s very important to build that partnership across ministries and across governments. It’s not built on a federal level, but also built at a city level. For example, in Solo where we worked with President Jokowi’s son, we made sure we rolled out the government vaccinations, whether it’s in Solo or in Bandung and at a city level, at the same time we’re supporting the federal level. And I think that’s so important across ministries.

PIYUSH: With that, with you being able to penetrate several segments of the market, if I could move and take a step back and ask you, who do you think your competitors are, both from a traffic perspective as well from the offline perspective? And how do you see the advantages of the superapp play out as you look at these segments of competition?

ANTHONY: You can either take a very general view, where a general view you would say, cash is a major competitor and it’s pretty sticky. When we first started Grab, most people were still using cash to procure Grab services. Today in markets like Malaysia, it is 100% cashless on GrabFood. So that’s one way. The other way is thinking about more of our peer groups, I think about it as our competitors in this segment, it generally focused on either one country or one vertical, while we operate a superapp strategy across multiple countries and multiple verticals. Let’s talk about Indonesia specifically, being one of our most competitive markets. We entered later than the competition, but now we’re number 1 in mobility and food delivery. And we’ve achieved this because we were focused on building a quality customer base. And profitable consumers and transactions that lead to a sustainable business and contribution margins, rather than just promo-hunters, who are unlikely to be loyal in the long term. As I shared, we’ve also focused on building extreme technology that takes years of investing in moats like, our mapping or anti-fraud solutions we call GrabDefense that creates this moat. For example, fraud, especially as companies roll out promotions, is pretty common in the industry, but we invested since the early days, so that the tech is able to scale and handle this challenge. And today our fraud rates are less than 0.2%. That’s just one example. We talked about our mapping example, and how mapping and navigation helps throughput. By helping throughput, we’re delivering better consumer services while delivering it at a lower cost to serve. But more importantly, when we think about competition, we will focus on how we serve our consumers. And the beautiful thing is, our consumers are across 8 countries in Southeast Asia, so we’re not dependent on any one market. Just to give you an example, none of which contribute more than 35% of our revenues. Indonesia is important, but there are 400 million people in Southeast Asia who don’t live in Indonesia. We believe having a regional footprint is absolutely key to sustainability and success of our business. Look at COVID. We all went through it. But thankfully, certain countries in the region managed COVID better, and we were blessed as we could leverage, and appreciate, and serve in these economies that were in much better economic environments, and that gave us a much better financial outlook, versus if we were in a one single country focus. Overall, we’re very blessed to have executed extremely well across Southeast Asia, and as a result, being the consumer number one choice for ride-hailing, food delivery, and digital payments in the region. We’ll continue to expand on that lead and build on our momentum.

PIYUSH: So Anthony, as a regional superapp, how much is the cross pollination of customers around the region and I know COVID is a difficult time to answer that, but just based on prior to COVID or your estimate of where this traffic pattern would be?

ANTHONY: I think of recent times this has time of course, because borders are closed, but what we’ve seen just recently in Singapore, we see a lot of Indonesians in Singapore, they have truly leveraged the Grab app as their number one choice. Whether it’s for their mobility needs, food needs, payment needs, and that is very key. Obviously when they go back, that creates even more attention, more usage, and more loyalty.

PIYUSH: With that footprint established across all of the markets, the presence as a superapp, obviously so much traffic comes to you, it begs the question, what next?

ANTHONY: Frankly, there’s so much more to do. And I keep telling my guys that we are literally at the tip of the iceberg. We are not close to where we need to be; we have millions more to serve and our goal is to really just focus on the economic empowerment for all of the region. So if you’re asking what does this mean, in the immediate to medium-term, number one is, we will continue to focus on building the largest, most reliable and most efficient distribution network for anything you might want—whether it’s any services or products. And we will constantly experiment with these new ways of delivering consumers what they want cheaper and faster. Some of this experimentation is taking the form of innovative business models that we will share more about in due course.

Number two, democratizing banking. If you think about the nations and great companies of history, they built the canals and highways that drove trade. We aim to play the same integral part in facilitating trade by building the core infrastructure that trade could take place in the region. But ours will be virtual. We do this by making digital banking and financial services more accessible and affordable for businesses and consumers to leverage upon, whether it’s fractionalizing insurance or investment products, so that our consumers can access what historically they couldn’t access before. And work with big banks to provide working capital to small businesses so they can grow their businesses even further. We will continue to double down on these goals, and continue to invest into digital banking and financial services across the region.

PIYUSH: Thank you so much for that explanation. We look forward to continuing this conversation in the coming months and years. We wish you the very best at Grab and we will move on to the next session now, which is about digital assets short term disruption and long-term implications moderated by James Hillary. Thank you very much.

ANTHONY: thanks Piyush, and take care and be safe.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.